
October 17, 2011

<u>Via Email</u>
Michael Mann
Chief Executive Officer
Hanover Portfolio Acquisitions, Inc.
835 E. Lamar Blvd., #202
Arlington, TX 76011

> **Re: Hanover Portfolio Acquisitions, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 22, 2011**
> **File No. 333-176954**

Dear Mr. Mann:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note you are registering for resale 1,541,413 shares of common stock. Not counting the registration of 453,000 shares held by your CEO and director, Mr. Mann, you are registering 1,088,413 shares which represent substantially all of your non-affiliate shares. Based on the significant number of non-affiliate shares being registered, it appears you are conducting an indirect primary offering in which the selling stockholders are acting as conduits for the company to create a trading market in the company's securities. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please fix the offering price for the duration of the entire offering and identify all of the selling stockholders as underwriters. Currently your prospectus states selling stockholders will sell at a fixed price of $1.00 until your shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

Otherwise, revise your offering to be more consistent with a bona fide secondary offering.

Prospectus Cover Page

2. The cover page states you have not signed an agreement with any broker dealer to apply to have your stock quoted on the OTCBB. The Plan of Distribution section on page 19 references a market maker. Please consistently use "market maker."

Prospectus Summary, page 5

3. We note from your disclosure on pages 31 and 32 that Mr. Mann is your sole director, executive officer, and employee; devotes limited time to your business; and is under no employment obligation. Please present this disclosure in the Prospectus Summary and estimate the number of hours per week that Mr. Mann will devote to your business. Please also present this estimate in other parts of the prospectus where you discuss Mr. Mann's time commitment to your company such as the second risk factor on page 7.

4. We note your disclosure in the third risk factor on page 10 that the principal shareholders will hold substantial control over the company. Please present their holdings and disclose their control in the Prospectus Summary.

5. We note Hanover Asset Management, Inc. was formed in November 2008 to engage in the business of debt portfolio acquisition. Please tell us supplementally whether you were inactive for any periods of time since your formation and whether you have been active in your business since formation. In this regard, provide us more details (such as parties, kinds of assets purchased, and consideration paid) on HAMI's purchase of assets discussed in the first full paragraph on page 24.

Risk Factors, page 6

We have limited resources and our independent auditors' report includes an explanatory paragraph..., page 6

6. We note your auditors have a substantial doubt about your ability to continue as a going concern. Revise to estimate your cash operating expenses for the next 12 months and the amount of capital you will need to raise either through debt or equity financing to meet these operating expenses. Please also present the amount of capital you will need in other appropriate parts of the prospectus such as the disclosure under the risk factor captioned "If we are unable to access external sources of financing…."

We are dependent upon third parties, to service the collections process, page 7

7.   We note you outsource substantially all of your receivables to collection agencies. Please estimate the percentage of your receivables that you outsource and the percentage you collect on your own.

There are significant potential conflicts of interest…, page 7

8.   Please explain how you intend to resolve conflicts of interest between which entity a particular business opportunity should be presented. Disclose whether you have written policies regarding resolving these conflicts and revise your MD&A and Business sections accordingly.

We are subject to periodic reporting requirements of the Exchange Act…, page 9

9.   Please refer to comment 15 and estimate the costs of being a public reporting company.

All of our presently issued and outstanding common shares that are not covered…, page 13

10.   Please clarify your disclosure regarding whether you are a shell company. We note your statement that you have not been a shell company. However, the second sentence in the first paragraph under this risk factor presents inconsistent disclosure. It states "12 months (as is the case herein) if purchased from a reporting shell Company."

Principal and Selling Stockholders, page 14

11.   Please disclose how the selling stockholders received their shares.

Management's Discussion and Analysis, page 22

12.   Please refer to Staff Observations in the Review of Smaller Reporting Company IPOs located at http://www.sec.gov/divisions/corpfin/guidance/cfsmallcompanyregistration.htm. In this regard please improve the quality of your MD&A and, more specifically, provide a discussion of your Results of Operations. Here focus your disclosure on explaining the underlying drivers and causes for the period-to-period changes in your results of operations for each material line item in the financial statements. Your disclosure should help investors determine the likelihood that past performance is indicative of future performance.

13.   Further please analyze your Financial Condition and Results of Operation in light of industry trends, circumstances, and uncertainties. In this regard we note your disclosure of trends and factors in the third and sixth full paragraphs, respectively, on page 25.

14.   We note your disclosure in the fifth full paragraph on page 22 that you will privately place your shares and raise working capital to bid on and purchase portfolios. As noted above, please detail the amount you intend to raise. Please also present this amount in all of the appropriate parts of your prospectus such as page 27. Also reconcile this disclosure with the disclosure in the seventh paragraph on page 22 that you do not have specific plans to raise additional funds through the sale of your securities.

Liquidity, page 22

15.   Although we note your statement that the costs of being a public company will not exceed $30,000 per year, revise to state the average amount you will likely spend each year to be a public company.

16.   Also disclose your cash operating expenses for the next 12 months (not including your public company costs) and explain how you intend to meet these expenses.

Our Business, page 23

Industry Overview, page 24

17.   We note numerous references throughout this section to reports or statistics such as the data released by Equifax on July 1, 2011 (referenced in the second full paragraph on page 24) and the statements by Mr. Turner in June 2011 (referenced in fourth full paragraph on page 24). As applicable, please revise to provide the name and date of the report or analysis and, also, provide us copies of these reports or analyses on a supplemental basis and cross-reference the statistics or relevant information. Further, confirm whether these documents are publicly available and, to the extent any of the reports have been prepared specifically for this filing, file a consent from the preparer.

Strategy, page 27

18.   We note your Strategy discussion includes several milestones for your business such as adding personnel, acquiring portfolio management tools, and increasing office size. Provide further detail into your milestones by providing a detailed timeline and approximate cost for each development.

19.   We note your statement in the seventh paragraph on page 27 that your ability to engage in your proposed business operations is dependent on raising other debt or equity financing. Please clarify the amount you will need to raise to engage in your proposed business operations. Please refer to prior comments 14, 15, and 16.

Portfolios, page 28

20.   We note your disclosure in the sixth full paragraph on page 28 regarding the portfolios purchased in November 2008. Revise to explain whether any of these portfolios are currently viable assets.

21.   We also note you made another purchase of statute accounts in November 2008. Clarify whether your 487 accounts refer to this purchase.

22.   We also note the average charge off date of the 487 accounts is December 17, 2005 and that accounts that are older than seven years from the charge off date are not listed with credit bureaus.   Please discuss the collectability of these accounts in more detail. Disclose the percentage that is out of statute and/or prevented from being listed with credit bureaus.

Executive Compensation, page 32

23.   We note your statement that Mr. Mann has received compensation from time to time for services rendered to your company. This statement is too vague. Please present the executive compensation disclosure required by Item 402(m) of Regulation S-K. In particular, please disclose the Summary Compensation Table required by Item 402(n) of Regulation S-K.

24.   Further, clarify your statement that Mr. Mann may earn compensation that is commensurate to the time and responsibilities of his duties. In this regard, disclose that Mr. Mann may set his own compensation because he is the sole director and officer of the company. We note your disclosure under the second risk factor on page 10.

25.   Please estimate the number of hours Mr. Mann will devote to your business.

Certain Transactions, page 33

26.   Please refer to Item 404(d) of Regulation S-K and present the required disclosure. We note pages 46 and 47 discuss loans to U.S. Debt Settlement which appears affiliated with Mr. Mann.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-515-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Email
        Frank J. Hariton, Esq.